From the Desk of

Laurence J. Pino, Esquire

October 30, 2018

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 1 to

Draft Offering Statement on Form 1-A Submitted September 26, 2018

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s non-public submission of Amendment No. 1 to its offering statement on Form 1-A, filed September 26, 2018 (“Offering Statement”). The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated October 25, 2018; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.	Comment: We note your response to comment 1 of our letter dated September 17, 2018 and the revised disclosure. Please revise the risk factor disclosure to provide more robust disclosure of the risks and impact of these provisions on investors overall. In addition, please revise to:
•	Clarify whether these provisions are applicable to secondary purchasers and clarify the meaning of “secondary transactions governed by the Company’s Articles of Incorporation, Bylaws, and Shareholder Agreement;”

•	Clarify how these provisions are “helpful” to investors;
•	Address more specifically any question as to enforceability under federal and state law; and
•	State in the offering circular that, by agreeing to be subject to the arbitration provision, investors will not be deemed to waive the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to clarify the effect of arbitration provisions to:

•	more fully articulate the impact of arbitration on investors overall by providing more expansive and robust disclosure of the risks and impact of these provisions referencing i) the possibility of a result without regard to precedent nor the terms of the contract, and ii) the difficulty of reversing an arbitration award;
•	clarify that these provisions are applicable to secondary purchasers and to clarify the meaning of "secondary transactions governed by the Company's Articles of Incorporation, Bylaws, and Shareholder Agreement" by expanding the wording to include “including secondary transactions whereunder Preferred Shares are resold by initial investors, and subsequent, secondary investors are governed by the Company’s Articles of Incorporation, Bylaws, and Shareholder Agreement”;
•	clarify how these provisions are “helpful” to investors by providing more expansive and robust disclosure of the benefits that arbitration offers over other forms of legal process that include the potential for lower costs, up-front savings, and a more user-friendly process;
•	address any question as to the enforceability of arbitration provisions under federal and state law by including the case law references provided in our response to comment 1 in our letter to the Commision dated September 17, 2018; and
•	have all sections where arbitration is referenced include the clarification that “by agreeing to be subject to the arbitration provision, investors will not be deemed to waive the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder”.

2.	Comment: We note your response to comment 2 of our letter dated September 17, 2018, that the company intends to operate its business in a manner that will permit it to maintain an exemption from registration under the Investment Company Act of 1940. However, your disclosure indicates that you may invest in securities as you intend to invest in affiliated entities “that may or may not be majority owned.” We continue to believe that you should provide us with a supplemental detailed analysis of:
•	the specific exemption that you intend to rely on; and
•	how your investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis.

We will refer your response to the Division of Investment Management for further review.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to clarify that the Company will only invest in “majority-owned subsidiaries” as defined by the Investment Company Act of 1940, as amended (the “Investment Company Act”) and that the Company will rely on the exemptions under Sections 3(a)(2)(C)(i) and 3(b)(i) of the Investment Company Act that (i) exempts “any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” under Section 3(a)(2)(C)(i), and ii) further exempts “securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies and (ii) are not relying on the exception from the definition tion of investment company in paragraph (1) or (7) of subsection (c)” under Section 3(b)(i).

3.	Comment: We note your response to comment 3 of our letter dated September 17, 2018 and the revised disclosure on page 28 that the company “has not provided any disclosure under Industry Guide 5 to investors as it believes this would be inconclusive and potentially confusing….” We note that Guide 5 disclosure is not limited to liquidated programs. Please revise to provide relevant Guide 5 disclosure, including prior performance disclosure, or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

Response: Item 8 of Guide 5 calls for “a narrative summary of the ‘track record’ or prior performance of programs (emphasis added) sponsored by the General Partner and its affiliates (’sponsors’). Even though this offering is considered a blind pool offering, the Company believes that it does not have any prior performance to disclose. In addition, the instructions to Item 8 state that “Sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide.” Although not defined in Guide 5, in the Releases that accompany the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission makes clear that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program which commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In addition, the “track record” information called for by Item 8 of Guide 5 and the accompanying Appendices reinforces this view of the Commission relating to what Guide 5 means when it calls for “track record information of programs sponsored by the General Partner and its affiliates” and Release No. 33-6900 (June 17, 1991) reinforces the view that a program involves an “offering” of partnership interests.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

Consequently, the Company does not believe that any of its affiliates have sponsored a “program.” As indicated in the Offering Statement, the only prior Management experience that our officers and directors have as a team is at best an offering stage for Tuscan Gardens of Venetia Bay and Tuscan Gardens of Palm Coast, and a partial operating stage for Tuscan Gardens of Venetia Bay as it is currently in lease-up, and Tuscan Gardens of Palm Coast has yet to commence operations. Any inclusion of lease-up results would be confusing to investors as it would not offer any predictive value to investment returns as neither of these properties amounts to a “program” within the meaning of Guide 5. We have however provided narrative and references to existing reporting under the Municipal Securities Rulemaking Board (“MSRB”) Electronic Municipal Market Access (“EMMA”) website. Additionally, we have updated the narrative for majority-owned affiliates (Tuscan Gardens of Venetia Bay and Tuscan Gardens of Palm Coast) as well as minority-owned affiliate investment in the Living Well Lodges with updated September 2018 occupancy in order to provide potential investors with an improved understanding of the state of Management’s prior projects. The Company believes this disclosure is both sufficient and relevant, and any additional disclosure would be misleading and confusing to investors due to the inconclusive nature of Tuscan Gardens of Venetia Bay (still in lease-up), Tuscan Gardens of Palm Coast (yet to commence operations), and Living Well Lodges (minority-owned) as part of a potential investor’s evaluation of an investment in the Company.

Cover Page

4.	Comment: We note your response to comments 5 and 6 of our letter dated September 17, 2018, as well as your disclosure in footnote 1. Please revise the disclosure to clarify, if true, that your shares are being offered by placement agents and clarify what you mean by “registered or unregistered affiliates” of the company.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to clarify that the Company will only offer its shares through its Managing Broker-Dealer, and as such all references to (i) fees to “registered or unregistered affiliates of the Company (“Placement Agent”)”, (ii) non-arm’s length fee structures, and (iii) potential conflicts of interest have been deleted and replaced with fees to “its Managing Broker-Dealer (“MBD”)”.

5.	Comment: We note your response to comment 8 of our letter dated September 17, 2018. We continue to believe that, as a blind pool, your lack of operations does not appear to support your projected dividend rate of 8% and your projected internal rate of return of 12% to 18%. Please revise your disclosure accordingly.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to clarify that the Company will pursue Development Projects, Acquisition Projects, and Conversion Projects that “have the potential to provide” a projected dividend rate of 8.0% and a “projected internal rate of return of 12% to 18%” to investors, with additional clarification that the “However, as the Offering is a blind pool and the Company has no track record, there can be no guarantee that such returns can or will be achieved”.

Investment in Company Properties, page 25

6.	Comment: We note your response to comment 12 of our letter dated September 17, 2018. We continue to believe that you should revise your narrative disclosure to more specifically describe how the tabular capital structure relates to your intended business operations.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to include additional narrative that more specifically describes how each of the tabular capital structures (i) are hypothetical, and represent Management’s current view of capital structures based on their industry experience, (ii) relates to our intended business operations for Development Projects, Acquisition Projects, and Conversion Projects, and (iii) an overview of how each type of project impacts time, cost, operational requirements, and potential market demand.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

Description of Business, page 27

7.	Comment: We note your response to comment 13 of our letter dated September 17, 2018. We continue to believe that you should provide a legible organization chart. Please revise accordingly.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to include a more legible organization chart by separating the prior chart into three larger, more legible charts.

Additional Company-based Clarifications to the Offering Statement

In addition to the above responses and resulting changes to the Offering Statement, the following clarifications have been included in Amendment No. 2 for the purpose of updating and revising certain other information:

1)	Modification to the Offering Statement to replace “Direct Transfer, LLC” with “Securities Transfer Corporation” as the Transfer Agent in THE OFFERING section and ARTICLES OF INCORPORATION.
2)	The Offering Statement date has been changed from October 1, 2018 to November 1, 2018.
3)	Placement Agent distribution to “qualified accredited investors” has been corrected to “qualified investors”.

I hope this response letter and the amendments to the above referenced Amendment No. 2 filing adequately address the issues raised in your comment letter dated October 25, 2018.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Laurence J. Pino, Esq., for the firm

PINO NICHOLSON PLLC

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com